

June 8, 2017

Via E-Mail

Ryan J. Maierson, Esq.
Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, TX 77002

>   **Re:**   **PennTex Midstream Partners, LP**
>   **Schedule 13E-3 filed by PennTex Midstream Partners, LP, PennTex**
>   **Midstream GP, LLC and PennTex Midstream Partners, LP**
>   **Filed June 7, 2017**
>   **File No. 005-88873**
>
>   **Schedule 14D-9 filed June 2, 2017**
>   **SEC File No. 005-88873**

Dear Mr. Maierson:

        We have limited our review of the filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1.   Please revise your Schedule 14D-9 to include the information disclosed in Item 3(c) and Item 10(c) of your Schedule 13E-3 relating to your officers and directors and expenses, respectively. Such information must be provided to security holders.

Schedule 14D-9

Identity and Background of Filing Person, page 2

2. You may not disclaim responsibility for your own disclosure. Thus, revise your disclosure in the last paragraph of this section.

The Solicitation or Recommendation, page 6

3. Your definition of Public Unitholders includes within it affiliates: *for example*, some of your officers and directors. Please revise here and throughout the filing to more clearly and consistently articulate whether *the going private transaction* is substantively and procedurally fair to security holders who are *not affiliates* of the company. See Item 1014(a) of Regulation M-A.

4. On a related note, please make sure to disclose the fairness determination of your Board of Directors, not only the Conflicts Committee.

Reasons for the Determination and Recommendation of the Conflicts Committee, page 9

5. We note that the conflicts committee considered the opinion of Evercore regarding the fairness of the transaction. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation.See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to clarify whether the Conflicts Committee adopted the financial advisor’s analysis and opinion and whether the Board adopted the Conflicts Committee’s analysis and recommendation.

6. On a related note, if the Conflicts Committee adopted the financial advisor’s analysis and opinion and the Board adopted the Conflicts Committee’s analysis and recommendation, revise your disclosure address how any filing person relying on the Evercore opinion was able to reach the fairness determination as to unaffiliated security holders given that the opinion addresses fairness with respect to the Partnership’s Public Unitholders, rather than all unaffiliated security holders.

7. Refer to the paragraph captioned “Likelihood of Increased Price.” Revise it to state whether the Conflicts Committee made a request for a higher Offer Price.

Opinion of Evercore Group L.L.C., page 12

8.	With respect to the Discounted Cash Flows and Discounted Distribution analyses, disclose the bases for Evercore's selection of the exit multiples, the perpetuity growth rates and the terminal yield range disclosed on page 16.

9.	Please revise to disclose the data underlying the results described in each analysis and show how that information resulted in the values disclosed. For example, disclose (i) the transaction value and EBITDA multiple for each comparable transaction that is the basis for the results disclosed on page 17 with respect to the Precedent M&A Transactions Analysis – Asset Transactions, (ii) the enterprise value and EBITDA multiple for each comparable transaction that is the basis for the results disclosed on page 18 with respect to the Precedent M&A Transactions Analysis – Public MLP Transactions, (iii) the data described in the three bullet points on page 18 relating to the Peer Group Trading Analysis, and (iv) data from each transaction that resulted in the results disclosed on page 20 with respect to the Premiums Paid Analysis.

Management Forecast, page 21

10.	Please revise your disclosure to briefly discuss the material assumptions that underlie these projections and any material limiting factors on the projected information so that investors can have a better understanding of the basis for and limitations on these projections.

11.	We note on pages 24-25 of the presentation by Evercore to the Conflicts Committee financial projections that are more extensive than those you disclosed. We also note that Evercore included a summary of the projections received from the company in its presentation. Please revise your disclosure to include the full projections shared with Evercore.

12.	We note that the projected financial information included in this section (and in the Evercore presentation) has not been prepared in accordance with GAAP. Please provide the reconciliation required under Rule 100(a) of Regulation G, or advise. We may have additional comments after we review your response.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions